July 8, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on June 2, 2014, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Seeyond Multi-Asset Allocation Fund (the “Fund”), which was filed with the Commission on April 16, 2014 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on July 10, 2014.

Prospectus

1.

Comment.        In the “Shareholder Fees” table please add a footnote to the “Maximum deferred sales charge” caption to indicate that for purchases of Class A shares of the Fund of $1 million or more, a CDSC of 1.00% may apply to redemptions of shares within 18 months of the date of purchase.

Response.         The Registrant will add the requested footnote to the “Shareholder Fees” table.

2.	Comment. In footnote 1 to the “Annual Fund Operating Expenses” table, please clarify that only the Board of Trustees of the Fund may terminate the Fund’s contractual fee waiver.

Response.         The Registrant respectfully submits that footnote 1 adequately states that the Fund’s contractual fee waiver may be terminated only with the consent of the Fund’s Board of Trustees and that no revisions are necessary.

3.	Comment. Given the Fund’s anticipated investments in ETFs, should a line item for Acquired Fund Fees and Expenses in the “Annual Fund Operating Expenses” table be included pursuant to Instruction
3(f) to Item 3 of Form N-1A?

Response.         A line item for Acquired Fund Fees and Expenses will be included in the “Annual Fund Operating Expenses” table as part of the Registrant’s 485(b) filing.

4.	Comment. Are short sale expenses included in the Other Expenses line item in the “Annual Fund Operating Expenses” table?

Response.         The Registrant does not anticipate that the Fund will engage in short sales of common stock; therefore, no short sale expenses are included in the Other Expenses line item.

5.	Comment. With respect to the section entitled “Principal Investment Strategies” in the Fund Summary:

(a)	Please confirm supplementally if the Fund will be investing in foreign equity securities.

Response.         The Fund intends to gain exposure to foreign equity securities through investments in equity index options, equity index futures and ETFs.

(b)	Please provide examples of the Fund’s currency exposure.

Response.         The Registrant notes that the fifth sentence in the first paragraph under “Principal Investment Strategies” states that “The Fund’s currency exposure typically will be obtained through investments in non-dollar denominated investments, futures and forward foreign currency contracts.” The Registrant respectfully submits that this disclosure adequately provides examples of the Fund’s currency exposure.

(c)	With respect to investment in fixed income securities, please confirm if the Fund will be investing over 25% of its assets in any one sovereign country. If so, please disclose.

Response.         The Registrant supplementally confirms that, with the exception of the U.S., the Fund does not expect to invest more than 25% of its assets in securities issued by any one sovereign country.

(d)

The first paragraph of the Fund’s principal investment strategies states that “The Fund’s exposure to volatility assets will result from both “long” and “short” positions in index futures and options, such as futures contracts based on the Chicago Board Options Exchange Volatility Index (the “VIX”)…” Please clarify supplementally what investing in volatility as an asset class entails and provide additional examples.

Response.         Investing in volatility as an asset class is pursued in an effort to gain access to a potentially unique and diversifying source of return and risk management. While investments are made in the context of the overall portfolio of equity and bond exposures, volatility as its own asset class can offer the potential for increased diversification. Specifically, this involves making investments in derivatives, including but not limited to, VIX futures contracts as well as option contracts on major equity indices, such as the S&P 500 Index and the Euro Stoxx 50. Depending upon market conditions and pricing characteristics within the VIX futures market and the equity options market, long or short positions can be taken either to hedge the overall portfolio risk or to benefit from market volatility.

For example, selling call options on a broad equity index position can provide income in a flat market. Conversely, purchasing put options on a broad equity index can provide a hedge in a down market. Futures on the VIX can provide a similar benefit. For example, purchasing VIX futures contracts can provide a portfolio hedge during an equity market downturn. After a market downturn or an increase in volatility, selling VIX futures contracts has the potential to generate income. For additional information, please see the response to Comment 5(e) below for changes the Registrant will make to the Registration Statement to provide additional examples of investing in volatility as an asset class and to provide greater clarity.

(e)

With respect to the last sentence of the second paragraph of the Fund’s principal investment strategies that discusses when the Fund “sells” volatility, please provide examples of when and under what circumstances the Fund would “buy” volatility.

Response.         The Registrant will revise the language as follows:

“The Adviser believes that a diversified asset allocation strategy can benefit from an explicit allocation to volatility as an asset class. This approach can offer several benefits to over a traditional asset allocation portfolio, as volatility tends to have its own unique return and risk characteristics. The Adviser’s research suggests that implied volatility exposure can be a complement to equity and fixed income investments because it has the potential either to provide ~~either~~ a diversified source of return or to mitigate risk. Implied volatility refers to the estimated volatility of a security’s price derived from option pricing. In particular, increasing equity market volatility has typically been associated with periods of market and macroeconomic uncertainty. As such, long exposure to equity volatility during those periods can offer an attractive risk- reward profile compared to other asset classes. For example, the Adviser may buy VIX futures contracts or purchase index put options when volatility is low or expected to rise, thus offering a potential hedge against an equity market downturn. Conversely, when equity market volatility is high or expected to decline ~~declining~~, “selling” volatility ~~(for example, by making investments which are expected to increase in value when volatility decreases) can~~ may provide a diversified source of return, which ~~may~~ can be uncorrelated with fixed income investments. For example, the Adviser may sell VIX futures contracts or sell index put options when volatility is high or expected to decline in an effort to earn a premium.”

(f)	With respect to the second sentence of the fourth paragraph of the Fund’s principal investment strategies, please clarify what is meant by “market-by-market” and “directional positions”.

Response.         The Registrant will revise the language as follows:

The Fund’s exposures are defined individually, by each market, ~~market-by-market,~~ with a view towards constructing ~~directional~~ positions independently from one another.

(g)	In the same paragraph referenced above, please clarify what is meant by the following sentence: “For each market, risk analysis is used to determine the appropriate position sizes compared to a diversified portfolio comprised of 60% global equities and 40% global bonds.”

Response.         The Registrant will revise the language by replacing the sentence referenced above with the following sentence:

“The Adviser uses risk budgeting techniques, involving an assessment of risk for each individual market, in order to gauge the overall portfolio risk and manage position sizes versus a blended benchmark of 60% global stocks and 40% global bonds.”

(h)

The second to last sentence of the fourth paragraph of the Fund’s principal investment strategies states that “The Adviser will maintain flexibility in allocating capital across different asset classes and will rely heavily on derivatives to implement its strategies.” If derivatives are to be relied on heavily to implement the Fund’s strategy, this sentence should be stated earlier in the principal investment strategies section.

Response.  The Registrant respectfully submits that the Fund’s reliance on derivatives is adequately and prominently disclosed within the first paragraph of the Fund’s “Principal Investment Strategies.”

6.	Comment. With respect to the section entitled “Principal Risks”:

(a)	Please explain if “Below Investment Grade Fixed-Income Securities Risk” is an appropriate principal risk, as it does not appear that investing in below investment grade fixed-income securities is a principal strategy.

Response.         The Registrant respectfully submits that the inclusion of “Below Investment Grade Fixed-Income Securities Risk” is appropriate because the Fund expects that its exposure to below investment grade fixed-income securities (when exposure to emerging market below investment grade fixed-income securities is taken into account) may be greater than 10% of the Fund’s net assets.

(b)	Please consider adding the following principal risks:

¡	High Portfolio Turnover Risk

¡	Index Risk

¡	Non-Dollar Denominated Risk

Response.

¡

The Registrant believes that the risks of high portfolio turnover are adequately disclosed in the last paragraph under “Principal Investment Strategies” pursuant to Instruction 7 of Item 9(b) of Form N-1A.

¡

The Registrant respectfully submits that Index Risk and Non-Dollar Denominated Risk are adequately covered by the Fund’s “Derivatives Risk” disclosure and “Currency Risk” and “Foreign Securities Risk” disclosure, respectively.

(c)	Under the “Derivatives Risk” paragraph, please disclose the specific types of derivatives that the Fund will invest in.

Response.         The Registrant will revise the language as follows:

Derivatives Risk: Derivative instruments (such as those in which the Fund may invest, including futures, forward contracts, foreign currency transactions and options) can be used to acquire or to transfer the risk and returns of a security or other asset without buying or selling the security or asset. Derivatives are subject to changes in the value of the underlying assets or indices on which such transactions are based. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. The use of derivatives for other than hedging purposes may be considered a speculative activity, and involves greater risks than are involved in hedging. The use of derivatives may cause the Fund to incur losses greater than those that would have occurred had derivatives not been used. The Fund’s use of derivatives, such as futures, forward contracts, foreign currency transactions and options, involves other risks, such as the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with changes in the value of relevant assets, rates or indices, liquidity risk, allocation risk, credit risk and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price. The Fund’s derivative counterparties may experience financial difficulties or otherwise be unwilling or unable to honor their obligations, possibly resulting in losses to the Fund.

7.	Comment. In the “Derivatives Risk” paragraph under the “Principal Investment Risks” section of the statutory prospectus, please delete the language marked below as it is not risk disclosure:

As described herein and in the SAI, the use of derivatives involves special risks. Derivatives are subject to changes in the value of the underlying assets or indices on which such transactions are based. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to asset values, interest rates or currency exchange rates. Derivatives also are subject to credit risk and liquidity risk. Investments in derivatives also are subject to the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with relevant assets, rates or indices and the risk that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. There can be no assurance that the Fund’s derivative counterparties will not experience similar difficulties, possibly resulting in losses to the Fund. Losses resulting from the use of derivatives will reduce the Fund’s net asset value (“NAV”), and possibly income, and the losses may be significantly greater than if derivatives had not been used. ~~When a derivative is used as a hedge against an offsetting position that the Fund also holds, any loss generated by the derivative should be substantially offset by gains on~~

~~the hedged instrument, and vice versa.~~ To the extent that the Fund uses a derivative for purposes other than as a hedge, or if the Fund hedges imperfectly, the Fund is directly exposed to the risks of that derivative and any loss generated by the derivative will not be offset by a gain. When used, derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.

Response.         The Registrant respectfully submits that the sentence cited above is helpful disclosure that clarifies the effect of hedging, including downside risk, on the Fund. Nevertheless, in response to your comment the Registrant will revise the language as follows:

As described herein and in the SAI, the use of derivatives involves special risks. Derivatives are subject to changes in the value of the underlying assets or indices on which such transactions are based. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. Even a small investment in derivatives may give rise to leverage risk and can have a significant impact on the Fund’s exposure to asset values, interest rates or currency exchange rates. Derivatives also are subject to credit risk and liquidity risk. Investments in derivatives also are subject to the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate as expected with relevant assets, rates or indices and the risk that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Recently, several broker-dealers and other financial institutions have experienced extreme financial difficulty, sometimes resulting in bankruptcy of the institution. There can be no assurance that the Fund’s derivative counterparties will not experience similar difficulties, possibly resulting in losses to the Fund. Losses resulting from the use of derivatives will reduce the Fund’s net asset value (“NAV”), and possibly income, and the losses may be significantly greater than if derivatives had not been used. When a derivative is used as a hedge against an offsetting position that the Fund also holds, any ~~loss~~ gains generated by the derivative should be substantially offset by ~~gains~~ losses on the hedged instrument, and vice versa. To the extent that the Fund uses a derivative for purposes other than as a hedge, or if the Fund hedges imperfectly, the Fund is directly exposed to the risks of that derivative and any loss generated by the derivative will not be offset by a gain. When used, derivatives may increase the amount and affect the timing and character of taxes payable by shareholders.

8.	Comment. In the “Leverage Risk” paragraph under the “Principal Investment Risks” section of the statutory prospectus, please delete the language marked below as it is not risk disclosure:

Use of derivative instruments may involve leverage. Taking short positions also results in a form of leverage. Leverage is the risk associated with securities or practices that multiply small index, market or asset-price movements into larger changes in value. Leverage magnifies the potential for ~~gain and~~ the risk of loss. As a result, a relatively small decline in the value of the underlying investments could result in a relatively large loss. Although the portfolio managers will seek to manage the Fund’s risk from the leverage associated with derivative investments by closely monitoring the volatility of such investments, the portfolio managers may not be successful in this respect. The use of leverage will increase the impact of ~~gains and~~ losses on the Fund’s returns, and may lead to significant losses if investments are not successful.

Response.         The Registrant respectfully submits that the language cited above is helpful disclosure that clarifies the effect of leverage, including downside risk , on the Fund.

Statement of Additional Information

9.	Comment. In the “Asset Segregation and Coverage” section of the SAI, the Fund states the following:

“The Fund will segregate with its custodian or otherwise designate on its records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are segregated or designated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. The Fund may segregate amounts in addition to the amounts described above. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets (e.g., the Fund may cover a written put option with a purchased put option with the same or higher exercise price). Although the Fund’s Adviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. The Fund may modify its asset segregation policies from time to time.”

Please state that the Fund’s asset segregation and coverage policies are in compliance with the Investment Company Act of 1940 (the “1940 Act”) and SEC staff guidance. Please explain how the Fund’s asset segregation and coverage policies are in compliance with the 1940 Act and SEC staff guidance in light of the following statement: “Although the Fund’s Adviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions.”

Response. The Registrant respectfully submits that the current disclosure provided in the “Asset Segregation and Coverage” paragraph in the Fund’s Statement of Additional Information under “Derivative Instruments” in the “Investment Strategies and Risks” section adequately indicates the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts. The Registrant currently intends to cover its obligations under derivatives transactions in a manner consistent with the Staff’s interpretation of such obligations, as reflected in Staff no-action letters. Notwithstanding the above, the Fund believes that the indicated disclosure is helpful because it discloses a risk associated with derivatives investing generally. For example, even if the full notional value of a derivative is segregated against the Fund’s obligation under that derivative, changes in the value or liquidity of the segregated assets could adversely affect the Fund’s ability to meet its obligations.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.